
March 9, 2011

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund V, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **Boston Capital Tax Credit Fund V, L.P.**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/29/2010**
> **File No. 333-109898**

Dear Mr. Marc N. Teal:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

General

1. It appears that you have already included some of the information required by Parts I and III here and incorporated them by reference from your prospectus. If you continue to incorporate your prospectus, please disclose the file number and date filed and file all relevant pages that you have incorporated as an exhibit. Please refer to Instruction G.1 of Form 10-K and Rule 12b-23 of the Exchange Act.

2. On your registration statement cover page, you indicate that you have no securities registered pursuant to Sections 12(b) or 12(g) of the Exchange Act. Please tell us why the BAC interests would not be listed as registered on this page pursuant to Section 12(g).

Item 9A – Controls and Procedures, page 27

3.   In future filings, please revise to clarify that the scope of the evaluation and
      disclosures covers each series individually, as well as the registrant as a whole.
      Reference is made to Question 104.01 of the Compliance and Disclosure
      Interpretations on the Securities Act Sections, which can be found at the following
      location http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note J – Fair Value of Financial Instruments, page F-49

4.   We note you have recognized impairment losses during the periods covered by your
      report, please clarify how you have complied with the disclosure requirements
      outlined in paragraph 820-10-50-5 of the Financial Accounting Standards
      Codification and provide us the disclosure you will include in future filings to address
      this issue.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you
have questions regarding comments on the financial statements and related matters. Please
contact Jerard Gibson at (202) 551 - 3473 or Duc Dang at (202) 551 – 3386 with any other
questions.

                                                    Sincerely,

                                                    Daniel L. Gordon
                                                    Branch Chief